UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549


                                  SCHEDULE 13D
                                (RULE 13D - 101)
                             (AMENDMENT  NO.     )*

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                  AMENDMENTS THERETO PURSUANT TO RULE 13d-2(a)


                     Security Intelligence Technologies, Inc.
       -------------------------------------------------------------------
                                (NAME OF ISSUER)



                     Common Stock, $.0001 par value per share
          ------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    433528205
                   ------------------------------------------
                                  CUSIP NUMBER)


               Alan N. Forman, Brown Rudnick Berlack Israels LLP,
                    120 West 45th Street, New York, NY 10036
                                  212-704-0100
    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                 April 17, 2002
                        --------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
___.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 5 Pages)

                                  SCHEDULE 13D

CUSIP  NO. 433528205                                    PAGE  2  OF    5  PAGES

1    NAME  OF  REPORTING  PERSON:    BEN  Y.  JAMIL
     S.S.  OR  I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON:

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP        (a)__
                                                                       (b)__

3    SEC  USE  ONLY


4    SOURCE  OF  FUNDS
      SC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     (2)(d)  OR  (e) __

6    CITIZENSHIP  OR  PLACE  OR  ORGANIZATION

      United States

 NUMBER OF         7 SOLE VOTING POWER      11,900,000*
  SHARES
BENEFICIALLY       8 SHARED VOTING POWER             0
 OWNED BY
   EACH            9 SOLE DISPOSITIVE POWER 11,900,000*
 REPORTING
PERSON  WITH      10 SHARED DISPOSITIVE POWER        0


11    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            11,900,000*
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __

13    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
              72%
14   TYPE  OF  REPORTING  PERSON
     IN

*Does not include 3,500,000 shares of Series A Preferred Stock which may become convertible into 3,500,000 shares of common stock of the Issuer upon the satisfaction by the Issuer of certain financial thresholds. Each share of Series A Preferred Stock entitles the holder thereof to fifteen (15) votes per share.

                              (Page 2 of 5 Pages)

                                  SCHEDULE 13D


ITEM  1.     SECURITY  AND  ISSUER.

     This statement relates to the common stock, $.0001 par value per share ("Common Stock"), of Security Intelligence Technologies, Inc. (formerly known as HipStyle.com, Inc.), a Florida corporation (the "Issuer" or "SIT"). The Issuer's principal executive offices are presently located at 145 Huguenot Street, New Rochelle, NY 10801.

ITEM  2.     IDENTITY  AND  BACKGROUND.

     (a)     This  statement  is  filed  by  Ben  Y.  Jamil.

     (b) The business address of Ben Y. Jamil is 145 Huguenot Street, New Rochelle, NY 10801.

     (c) Mr. Jamil is the Chairman of the Board, President and Chief Executive Officer of each the Issuer and CCS International, Ltd., a Delaware corporation and wholly owned subsidiary of Issuer ("CCS"). Issuer is engaged in the development, marketing and sale of surveillance, counter-surveillance, counter-measure and personal and home security products. Issuer and CCS are located at the address set forth in 1(b) above.

     (d) Mr. Jamil has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Jamil has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Jamil being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)     Mr.  Jamil  is  a  citizen  of  the United States.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     As of February 28, 2002, the Issuer, CCS, and CCS Acquisition Co., a Delaware corporation ("MergerSub"), entered into an Agreement and Plan of Merger, as amended (the "Merger Agreement"), pursuant to which on April 17, 2002 (the "Effective Date"), MergerSub was merged with and into CCS (the "Merger") and CCS became a wholly owned subsidiary of the Issuer.

     On the Effective Date, the holders of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Common Stock of CCS received one share of the Issuer's Series A Convertible Stock, Series B Convertible Preferred Stock and Common Stock, for each outstanding share of such security of CCS held thereby. Additionally, the 1,805,000 options and 400,000 common stock purchase warrants issued by CCS were exchanged for options and warrants of the Issuer.

     Each share of the Series A Preferred Stock is convertible, at the option of the holder thereof, at any time into shares of common stock upon the achievement by the Issuer of either of the performance thresholds (the "Performance Thresholds") set forth in the next sentence. If at any time prior to October 15, 2008, the Issuer reports (i) if it is a reporting company under the Securities Exchange Act of 1934, as amended (the "1934 Act") in its annual report on Form 10-K or 10-KSB (or any similar or successor form or forms) or
(ii) if it is not a reporting company under the 1934 Act, in its audited financial statements, annual net revenue which equals or exceeds ten million dollars ($10,000,000) or annual net income which equal or exceeds one million dollars ($1,000,000), then each share of Series A Preferred Stock shall become convertible into one (1) share of the Issuer's Common Stock.

      The holder of each share of Series A Preferred Stock shall have the right to fifteen (15) votes for each share of Common Stock into which such Series A Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

     As a founder of CCS, Mr. Jamil owned 11,900,000 shares of Common Stock and 3,500,000 shares of Series A Preferred Stock immediately prior to the Merger. By virtue of the Merger, Mr. Jamil received 11,900,000 shares of Common Stock and 3,500,000 shares of Series A Preferred Stock.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The Merger was consummated so that the Issuer will have on a consolidated basis an operating entity, and CCS will have the opportunities available to public companies. See Item 3 above.

     Upon consummation of the Merger, Ben Jamil and his four nominees each, of whom are officers of CCS, joined the Issuer's Board of Directors and Mr. Jamil became the Issuer's President, Chief Executive Officer, and Chairman of the Board.

 ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     Mr. Jamil beneficially owns 11,900,000 shares of the Issuer's Common Stock and 3,500,000 shares of the Issuer's Series A Preferred Stock, or 72% of the shares of Common Stock outstanding immediately following the Merger. Mr. Jamil has the sole dispositive power with respect to the 11,900,000 shares of Common Stock and 3,500,000 shares of Series A Preferred Stock beneficially owned by him. Mr. Jamil does not share the power to direct the disposition of the 11,900,000 shares of Common Stock beneficially owned by him. Mr. Jamil has the sole voting power and with respect to 11,900,000 shares of the Issuer's Common Stock and the 3,500,000 shares of Series A Preferred Stock (which entitles Mr. Jamil to 52,500,000 votes).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As of April 17, 2002, the Issuer entered into a three (3) year employment agreement with Ben Jamil, pursuant to which Mr. Jamil agreed to serve as the Issuer's President, Chief Executive Officer and Chairman of the Board. Pursuant to the agreement, Mr. Jamil received options to purchase 1,000,000 shares of the Common Stock of the Issuer (the "Options"). The Options (i) shall vest quarterly over one year from the date of grant commencing on June 30, 2002 and (ii) shall be exercisable after vesting at an exercise price equal to $1.80 per share for the five year period following the date of grant, provided, however, that if Mr. Jamil ceases to be either an employee or director of the Company, the exercise period shall be shortened in accordance with the Issuer's 2002 Stock Option Plan.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     1. Agreement and Plan of Merger, dated as of February 28, 2002, by and among, Issuer, CCS International, Ltd. and CCS Acquisition Co.

     2. Employment Agreement, dated as of April 17, 2002, by and between Issuer and Ben Jamil.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26,  2002
---------------
      (Date)
                                                /s/ Ben Y. Jamil
                                               ----------------------------
                                                    Ben Y. Jamil

                                                                       Exhibit 1
                           AGREEMENT  AND  PLAN  OF  MERGER

                                      AMONG

                               HIPSTYLE.COM,  INC.

                               CCS ACQUISITION CO.

                                       AND

                             CCS  INTERNATIONAL,  LTD.

                          DATED  AS  OF  FEBRUARY  28,  2002


-------------------------------------------------------------------------------



                                TABLE  OF  CONTENTS

                                                                         Page

ARTICLE I

THE MERGER                                                                4

SECTION 1.1. The Merger                                                   4
SECTION 1.2. Closing                                                      4
SECTION 1.3. Effective Time.                                              5
SECTION 1.4. Effects of the Merger                                        5
SECTION 1.5. Certificate of Incorporation and By-laws of the
             Surviving Corporation                                        5
SECTION 1.6. Boards, Committees and Officers                              5
SECTION 1.7. Name of the Surviving Corporation                            5
SECTION 1.8. Reservation of Right to Revise Transaction                   5

ARTICLE II EFFECT OF THE MERGER ON THE CAPITAL STOCK                      6

SECTION 2.1. Effect on Capital Stock                                      6
(a) Cancellation of Stock                                                 6
(b) Conversion of CCS Capital Stock                                       6
(c) CCS Options; Warrants and Convertible Securities                      6

SECTION 2.2. HipStyle to Deliver Certificates                             6
SECTION 2.3. No Fractional Securities                                     7
SECTION 2.4  Closing of CCS Transfer Books                                7
SECTION 2.5. Tax Treatment                                                7
SECTION 2.6. Restricted Securities                                        7

ARTICLE III REPRESENTATIONS AND WARRANTIES                                7
SECTION 3.1. Representations and Warranties of CCS                        7
(a) Organization, Standing and Corporate Power                            7
(b) Subsidiaries                                                          8
(c) Capital Structure                                                     8
(d) Authority; Noncontravention                                           8
(e) Undisclosed Liabilities                                              10
(f) Information Supplied.                                                10
(g) Taxes10 (j) Financial Statements.                                    10
(g) Absence of Certain Changes or Events10 (n) Intellectual Property.    11

SECTION 3.2. Representations and Warranties of HipStyle                  11

(a) Organization, Standing and Corporate Power                           11
(b) Subsidiaries                                                         11
(c) Capital Structure                                                    11
(d) Authority; Noncontravention                                          12
(e) SEC Documents; Undisclosed Liabilities; Financial Statements         13
(f) Information Supplied                                                 14
(g) Absence of Certain Changes or Events                                 14
(h) Compliance with Applicable Laws; Litigation                          15
(i) Absence of Changes in Benefit Plans                                  15
(j) ERISA Compliance                                                     15
(k) Taxes                                                                15
(l) Voting Requirements                                                  16
(m) State Takeover Statutes; Certificate of Incorporation                16
(n) Intellectual Property.                                               16
(p) Certain Contracts                                                    16

SECTION 3.3. Representations and Warranties of MergerSub                 17

(a) Organization, Standing and Corporate Power                           17
(b) Subsidiaries                                                         17
(c) Capital Structure                                                    17
(d) Authority; Noncontravention                                          17
(e) Undisclosed Liabilities                                              18

ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS                     18
SECTION 4.1. Conduct of Business                                         18
(a) Conduct of Business by CCS                                           18
(b) Conduct of Business by HipStyle and Subsidiaries                     19
(c) Other Actions                                                        20
(d) Advice of Changes                                                    20

SECTION 4.2. No Solicitation by HipStyle                                 20

ARTICLE V ADDITIONAL AGREEMENTS                                          22

SECTION 5.1. Certificate of Designation for Preferred Stock              22
SECTION 5.2. Access to Information; Confidentiality                      22
SECTION 5.3. Best Efforts                                                23
SECTION 5.4. Schedule 14f-1 Information Statement                        23
SECTION 5.5  Fees and Expenses                                           23
SECTION 5.6. Public Announcements                                        23
SECTION 5.8. Bulletin Board Listing                                      24
SECTION 5.8 HipStyle Liabilities                                         24
SECTION 5.9. Tax Treatment                                               24
SECTION 5.10. Company Officers; Employment Contracts; Equity Awards      24
SECTION 5.11. Post-Merger Operations                                     24
SECTION 5.12. Conveyance Taxes                                           24

ARTICLE VI CONDITIONS PRECEDENT                                          25

SECTION 6.1. Conditions to Each Party's Obligation to Effect the Merger  25
(a) Stockholder Approvals.                                               25

(b) Governmental and Regulatory Approvals                                25
(c) No Injunctions or Restraints                                         25


SECTION 6.2. Conditions to Obligations of HipStyle                       25
(a) Representations and Warranties                                       25
(b) Performance of Obligations of CCS                                    25
(c) No Material Adverse Change                                           25
(d) Legal Opinion                                                        26
(e) Financial Statements                                                 26

SECTION 6.3   Conditions to Obligations of CCS                           26
(a) Representations and Warranties                                       26
(b) Performance of Obligations of HipStyle                               26
(c) No Material Adverse Change                                           26
(d) Quotation on Bulletin Board                                          26
(e) HipStyle Liabilities                                                 26
(f) Amendment of HipStyle Articles of Incorporation Stock Option Plan    26

SECTION 6.4. Frustration of Closing Conditions                           27

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER                            27

SECTION 7.1. Termination                                                 28
SECTION 7.2. Effect of Termination                                       28
SECTION 7.3. Amendment                                                   29
SECTION 7.4. Extension; Waiver                                           29
SECTION 7.5. Procedure for Termination, Amendment, Extension or Waiver   29

ARTICLE VIII Indemnification                                             29

SECTION 8.1. Survival of Representations and Warranties.                 29
SECTION 8.2. Indemnification                                             29
SECTION 8.3. Method of Asserting Claims                                  30

ARTICLE IX GENERAL PROVISIONS.                                           31
SECTION 9.1. Survival of Representations and Warranties.                 31
SECTION 9.2. Notices                                                     31
SECTION 9.3. Definitions                                                 32
SECTION 9.4. Interpretation.                                             33
SECTION 9.5. Counterparts                                                33
SECTION 9.6. Entire Agreement; No Third-Party Beneficiaries              33
SECTION 9.7. Governing Law                                               33
SECTION 9.8 Assignment                                                   33
SECTION 9.9. Headings                                                    34
SECTION 9.10. Severability                                               34
SECTION 9.11. Brokers and Finders                                        34

     AGREEMENT AND PLAN OF MERGER dated as of February 28, 2002, among HIPSTYLE.COM, INC., a Florida corporation ("HipStyle"), CCS INTERNATIONAL, LTD., a Delaware corporation ("CCS"), and CCS Acquisition Co., a Delaware corporation ("MergerSub").

     WHEREAS, the respective Boards of Directors of HipStyle, MergerSub and CCS have each approved the merger of MergerSub with and into CCS (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $.0001 per share, of CCS ("CCS Common Stock"), will be converted into the right to receive shares of HipStyle common stock, par value $.0001 per share ("HipStyle Common Stock"), and each issued and outstanding share of preferred stock, par value $.0001 per share, of CCS ("CSS Preferred Stock"), will be converted into the right to receive shares of HipStyle preferred stock, par value $.0001 per share ("HipStyle Preferred Stock").

     WHEREAS, the respective Boards of Directors of HipStyle, MergerSub and CCS have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals and are in the best interests of their respective stockholders;

     WHEREAS, HipStyle, MergerSub and CCS intend that the merger of MergerSub with and into CCS will quality as a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, HipStyle, MergerSub and CCS desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                    ARTICLE  I

                                   THE  MERGER

SECTION 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), MergerSub shall be merged with and into CCS at the Effective Time (as defined in Section 1.3). Following the Effective Time, CCS shall be the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of MergerSub in accordance with the DGCL.

SECTION 1.2. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI, unless another time or date is agreed to by the parties hereto. The Closing will be held at such location as is agreed to by the parties hereto.

SECTION 1.3. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of Delaware, or at such subsequent date or time as HipStyle and CCS shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

SECTION 1.4. Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

SECTION 1.5. Certificate of Incorporation and By-laws of the Surviving Corporation. The Certificate of Incorporation of CCS, as amended and in effect prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation (the "Surviving Certificate of Incorporation"). The By-laws of CCS, in effect prior to the Effective Time, shall be the By-laws of the Surviving Corporation (the "Surviving By-laws").

SECTION 1.6. Boards, Committees and Officers. Prior to the Effective Time, HipStyle shall adopt resolutions in form and substance reasonably acceptable to CCS, establishing, among other things that, the Board of Directors and Officers of HipStyle and CCS from and after the Effective Time shall be comprised solely of the nominees of CCS.

SECTION 1.7. Name of the Surviving Corporation. The name of the Surviving Corporation shall be "CCS International, Ltd."

SECTION 1.8. Reservation of Right to Revise Transaction. If each of CCS, MergerSub and HipStyle agree, the parties hereto may change the method of effecting the business combination between MergerSub and CCS, and each party shall cooperate in such efforts, including to provide for (a) a merger of CCS with and into MergerSub, or (b) a merger of CCS with and into HipStyle; provided, however, that no such change shall alter or change the amount or kind of consideration to be issued to holders of CCS Capital Stock as provided for in this Agreement (the "Merger Consideration") and no such change shall alter or change the tax free nature of the Merger.

                                   ARTICLE  II

                    EFFECT  OF  THE  MERGER  ON  THE  CAPITAL  STOCK
                        OF  THE  CONSTITUENT  CORPORATIONS;
                            EXCHANGE  OF  CERTIFICATES

SECTION 2.1. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of CCS Common Stock:

                  (a) Cancellation of Stock. Each share of capital stock of HipStyle that is owned by CCS, and each share of capital stock of CCS owned by HipStyle, shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

                  (b) Conversion of CCS Capital Stock. Each issued and outstanding share of (i) CCS Common Stock shall be converted into the right to receive one (1) validly issued, fully paid and nonassessable shares of HipStyle Common Stock, (ii) Series A Convertible Preferred Stock of CCS, par value $.0001 per share, shall be entitled to receive one (1) share of Series A Convertible Preferred Stock of HipStyle, par value $.0001 per share (the "HipStyle Series A Preferred Stock"), and (iii) each issued and outstanding share of Series B Convertible Preferred Stock of CCS, par value $.0001 per share, shall be entitled to receive one (1) share of Series B Convertible Preferred Stock of HipStyle, par value $.0001 per share (the "HipStyle Series B Preferred Stock). As of the Effective Time, (i) all shares of MergerSub common stock outstanding shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and (ii) each holder of a certificate representing any shares of CCS Common Stock, CCS Series A Preferred Stock or CCS Series B Preferred Stock (collectively, the "CCS Capital Stock") shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and shall be surrendered at the Closing.

                  (c) CCS Options, Warrants and Convertible Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each outstanding option and warrant to purchase shares of CCS Common Stock and each outstanding security convertible into the capital stock of CCS (the "Derivative Securities"), shall remain outstanding, unchanged by reason of the Merger, except that, in accordance with the adjustment provisions thereof, each Derivative Security shall no longer be exercisable for CCS Capital Stock, but shall thereafter be exercisable for that whole number of shares of HipStyle capital stock as the holder thereof would have been entitled to receive pursuant to the Merger had such holder exercised such Derivative Security in full immediately prior to the Effective Time, at the same exercise price per share. HipStyle shall comply with the terms and provisions of all such Derivative Securities.

SECTION 2.2. HipStyle to Deliver Certificates. At the Closing, HipStyle shall deliver to the CCS Stockholders, stock certificates representing the Merger Consideration. HipStyle Capital Stock into which CCS Capital Stock shall be converted in the Merger shall be deemed to have been issued at the Effective Time. In the event that any CCS Stockholder's certificates have been lost, stolen or destroyed, such CCS Stockholder will be entitled to receive the Merger Consideration only after providing an affidavit of loss and indemnity bond, in form reasonably satisfactory to HipStyle.

SECTION 2.3. No Fractional Securities. Notwithstanding any other provision of this Agreement, no certificates or scrip for shares of capital stock representing less than one share of HipStyle Common Stock shall be issued upon the surrender for exchange of CCS certificates.

SECTION 2.4. Closing of CCS Transfer Books. Immediately prior to the Effective Time, CCS transfer books shall be closed and no transfer of CCS Capital Stock shall thereafter be made.

SECTION 2.5. Tax Treatment. The Merger is intended to constitute a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and HipStyle and the CCS shall not report the transaction on any tax return in a manner or take any action inconsistent therewith.

SECTION 2.6. Restricted Securities. The shares of the HipStyle Common Stock, HipStyle Series A Preferred Stock and HipStyle Series B Preferred Stock to be issued in connection with the Merger shall be deemed "restricted securities" as defined by Rule 144(a)(3) under the Securities Act of 1933, as amended (the "Securities Act"). The certificates evidencing such shares shall bear the following restrictive legend:

          The shares evidenced by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold or otherwise transferred unless registered under the Securities Act or there is an opinion from counsel to the Company that such sale or other transfer may be made pursuant to an exemption from the registration requirement of the Securities Act.

                                   ARTICLE  III

                         REPRESENTATIONS  AND  WARRANTIES

SECTION 3.1. Representations and Warranties of CCS. Except as set forth on the Disclosure Schedule delivered by CCS to HipStyle prior to the execution of this Agreement (the "CCS Disclosure Schedule") and making reference to the particular subsection of this Agreement to which exception is being taken, CCS represents and warrants to HipStyle and MergerSub as follows:

     (a) Organization, Standing and Corporate Power. (i) CCS is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power and authority to carry on its business as now being conducted, except, for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate would not have a material adverse effect (as defined in Section 9.3) on CCS. CCS is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not have a material adverse effect on CCS.

     (ii) CCS has delivered to HipStyle prior to the execution of this Agreement complete and correct copies of its Certificate of Incorporation and By-Laws, as amended to date.

          (b) Subsidiaries. Except as set forth in Section 3.1(b) of the CCS Disclosure Schedule, CCS does not beneficially own any subsidiaries nor does it own any capital stock or other proprietary interest, directly, indirectly in any corporation, trust, partnership, joint venture or other entity.

          (c) Capital Structure. The authorized capital stock of CCS consists of 50,000,000 shares of CCS Common Stock and 10,000,000 shares of preferred stock, par value $.0001 per share ("CCS Preferred Stock"). At the close of business on the date hereof: (i) 11,900,000 shares of CCS Common Stock were issued and outstanding; (ii) no shares of CCS Common Stock were held by CCS in its treasury; (iii) 3,500,000 shares of CCS Series A Preferred Stock were issued and outstanding, (iv) 1,500,000 shares of CCS Series B Preferred Stock were issued and outstanding; (v) 2,000,000 shares of CCS Common Stock were reserved for issuance upon exercise of stock options issuable under the 2002 Stock Option Plan; and (vi) 400,000 shares of Common Stock were reserved for issuance upon the exercise of a Common Stock Purchase Warrant. All outstanding shares of capital stock of CCS are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.1(c) or Section 3.1(c) of the CCS Disclosure Schedule, (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of CCS, (B) any securities of CCS or any CCS subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of CCS, (C) any warrants, calls, options or other rights to acquire from CCS or any CCS subsidiary, and any obligation of CCS or any CCS subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of CCS, and (y) there are no outstanding obligations of CCS or any CCS subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. There are no outstanding (A) securities of CCS or any CCS subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any CCS subsidiary, (B) warrants, calls, options or other rights to acquire from CCS or any CCS subsidiary, and any obligation of CCS or any CCS subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any CCS subsidiary or (C) obligations of CCS or any CCS subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of CCS subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

          (d) Authority; Noncontravention. CCS has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by CCS and the consummation by CCS of the transactions contemplated by this

     Agreement have been duly authorized by all necessary corporate action on the part of CCS, subject, in the case of the Merger, to the CCS Stockholder Approval. This Agreement has been duly executed and delivered by CCS and, assuming the due authorization, execution and delivery by HipStyle and MergerSub constitutes the legal, valid and binding obligation of CCS, enforceable against CCS in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of CCS or any of its subsidiaries under, (i) the certificate of incorporation or By-Laws of CCS or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, license or similar authorization applicable to CCS or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to CCS or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on CCS or
     (y) reasonably be expected to impair the ability of CCS to perform its obligations under this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any nongovernmental self-regulatory agency, commission or authority (a "Governmental Entity") is required by or with respect to CCS or any of its subsidiaries in connection with the execution and delivery of this Agreement by CCS or the consummation by CCS of the transactions contemplated by this Agreement, except for (1) the filing of the Certificate of Merger with the Secretary of State of Delaware and appropriate documents with the relevant authorities of other states in which CCS is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; and (2) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on CCS or (y) reasonably be expected to impair the ability of CCS to perform its obligations under this Agreement.

         Except as set forth in Section 3.1(d) of the CCS Disclosure Schedule, to the knowledge of CCS neither CCS, nor any of its Subsidiaries, are in material violation of, or in material default under, (i) any term or provision of its Certificate of Incorporation or By-Laws; or (ii) any existing applicable law, rule, regulation, judgment, order or decree of any governmental agency or court, domestic or foreign, having jurisdiction over it or any of its properties or business. CCS owns, possesses or has obtained all material governmental and other licenses, permits, certifications, registration, approvals or consents and other authorizations necessary to own or lease, as the case may be, and to operate its properties and to conduct its business or operations as presently conducted and all such governmental and other licenses, permits, certifications, registrations, approvals, consents and other authorizations are outstanding and in good standing and there are no existing actions, seeking to cancel, terminate or limit such licenses, permits, certifications, registrations, approvals or consents or authorizations.

          (e) Undisclosed Liabilities. To CCS' knowledge, except (i) as reflected in the CCS Financial Statements (as defined in Section 3.1(h)) or in the notes thereto, (ii) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, or (iii) liabilities incurred in the ordinary cause of CCS's business since June 30, 2001, neither CCS nor any of its subsidiaries has any liabilities or obligations of any nature which, individually or in the aggregate, would have a material adverse effect on CCS.

          (f) Information Supplied. None of the information supplied or to be supplied by CCS specifically for inclusion or incorporation by reference any reports, notices, schedules or filings to be filed with the SEC by HipStyle in connection with the transactions contemplated hereby will to CCS' knowledge contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (g) Taxes. (i) To CCS' knowledge, each of CCS and its subsidiaries has filed all material tax returns and reports required to be filed by it and all such returns and reports are complete and correct in all material respects, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file, to be complete or correct or to have extensions granted that remain in effect individually or in the aggregate would not have a material adverse effect on CCS. CCS and each of its subsidiaries has paid (or CCS has paid on its behalf) all taxes (as defined herein) shown as due on such returns.

     (ii) As used in this Agreement, "taxes" shall include all (x) federal, state, local or foreign income, property, sales, excise and other taxes or similar governmental charges, including any interest, penalties or additions with respect thereto, (y) liability for the payment of any amounts of the type described in (x) as a result of being a member of an affiliated, consolidated, combined or unitary group, and (z) liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (x) or (y).

          (h) Financial Statements. CCS has heretofore delivered to HipStyle financial statements, which are accountants compilations, relating to the period ending June 30, 2001 (the "Financial Statements"). To CCS' knowledge, the Financial Statements fairly present the financial position and results of operations of the CCS for the periods presented.

          (i) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and except as set forth on Schedule 3.1, since June 30, 2001, CCS and its subsidiaries have conducted their business only in the ordinary course and there to CCS' knowledge has not been any material adverse change in CCS.

          (j) Intellectual Property. To the knowledge of CCS, CCS and its subsidiaries own or have a valid license to use all trademarks, service marks, trade names, patents and copyrights (including any registrations or applications for registration of any of the foregoing) (collectively, the "CCS Intellectual Property") necessary to carry on its business substantially as currently conducted, except for such CCS Intellectual Property the failure of which to own or validly license individually or in the aggregate would not have a material adverse effect on CCS. Neither CCS nor any such subsidiary has received any notice of infringement of or conflict with, and, to CCS's knowledge, there are no infringements of or conflicts (i) with the rights of others with respect to the use of, or (ii) by others with respect to, any CCS Intellectual Property that individually or in the aggregate, in either such case, would have a material adverse effect on CCS.

SECTION 3.2. Representations and Warranties of HipStyle. Except as set forth on the Disclosure Schedule delivered by HipStyle to CCS prior to the execution of this Agreement (the "HipStyle Disclosure Schedule") and making reference to the particular subsection of this Agreement to which exception is being taken, HipStyle represents and warrants to CCS as follows:

          (a) Organization, Standing and Corporate Power. (i) HipStyle is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate would not have a material adverse effect on HipStyle. Each of HipStyle and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect on HipStyle.

     (ii) HipStyle has delivered to CCS prior to the execution of this Agreement complete and correct copies of its Certificate of Incorporation and By-Laws, as amended to date.

          (b) Subsidiaries. MergerSub is the only subsidiary of HipStyle. All the outstanding shares of capital stock of MergerSub have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by HipStyle, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

          (c) Capital Structure. The authorized capital stock of HipStyle consists of 100,000,000 shares of HipStyle Common Stock, $.0001 par value per share, and 10,000,000 shares of HipStyle Preferred Stock, par value $.0001 per share. At the close of business on the date hereof (i) 4,600,000 shares of HipStyle Common Stock were issued and outstanding (including shares of restricted HipStyle Common Stock); (ii) no shares of HipStyle Common Stock were held by HipStyle in its treasury; and (iii) no shares of preferred stock (of any Class) were issued and outstanding. All outstanding shares of capital stock of HipStyle are, and all shares which may be issued pursuant to this Agreement or otherwise will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.2(c), Section 3.2 (c) of the HipStyle Disclosure Schedule there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of HipStyle, (B) any securities of HipStyle or any HipStyle subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of HipStyle, (C) any warrants, calls, options or other rights to acquire from HipStyle or any HipStyle subsidiary, and any obligation of HipStyle or any HipStyle subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of HipStyle, and (D) there are no outstanding obligations of HipStyle or any HipStyle subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. There are no outstanding (X) securities of HipStyle or any HipStyle subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any HipStyle subsidiary, (Y) warrants, calls, options or other rights to acquire from HipStyle or any HipStyle subsidiary, and any obligation of HipStyle or any HipStyle subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any HipStyle subsidiary or (Z) obligations of HipStyle or any HipStyle subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of HipStyle subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither HipStyle nor any HipStyle subsidiary is a party to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive or, antidilutive rights with respect to, any securities of the type referred to in the two preceding sentences. Other than the HipStyle subsidiaries, HipStyle does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity except for non-controlling investments made in the ordinary course of business in entities which are not individually or in the aggregate material to HipStyle and its subsidiaries as a whole.

          (d) Authority; Noncontravention. HipStyle has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by HipStyle and the consummation by HipStyle of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of HipStyle. This Agreement has been duly executed and delivered by HipStyle and, assuming the due authorization, execution and delivery by CCS, constitutes the legal, valid and binding obligations of HipStyle, enforceable against HipStyle in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of HipStyle or any of its subsidiaries under, (i) the certificate of incorporation or By-Laws of HipStyle or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to HipStyle or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to HipStyle or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on HipStyle or (y) reasonably be expected to impair the ability of HipStyle to perform its obligations under this Agreement. No consent, approval, order or authorization of, action by, or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to HipStyle or any of its subsidiaries in connection with the execution and delivery of this Agreement by HipStyle or the consummation by HipStyle of the transactions contemplated by this Agreement, except for (1) the filing with the SEC of such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (2) the filing of the Certificate of Merger with the Secretary of State of Delaware and appropriate documents with the relevant authorities of other states in which HipStyle is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; and (3) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on HipStyle or (y) reasonably be expected to impair the ability of HipStyle to perform its obligations under this Agreement.

     Except as set forth in Section 3.2(d) of the HipStyle Disclosure Schedule , neither HipStyle, nor any of its Subsidiaries, are in material violation of, or in default under, (i) any term or provision of its Certificate of Incorporation or By-Laws; or (ii) any existing applicable law, rule, regulation, judgment, order or decree of any governmental agency or court, domestic or foreign, having jurisdiction over it or any of its properties or business. HipStyle owns, possesses or has obtained all material governmental and other licenses, permits, certifications, registration, approvals or consents and other authorizations necessary to own or lease, as the case may be, and to operate its properties and to conduct its business or operations as presently conducted and all such governmental and other licenses, permits, certifications, registrations, approvals, consents and other authorizations are outstanding and in good standing and there are no existing actions, seeking to cancel, terminate or limit such licenses, permits, certifications, registrations, approvals or consents or authorizations.

          (e) SEC Documents; Undisclosed Liabilities; Financial Statements. (i) HipStyle has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC since October 17, 2000, (the "HipStyle SEC Documents"). As of their respective dates, the HipStyle SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such HipStyle SEC Documents, and none of the HipStyle SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of HipStyle included in the HipStyle SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of HipStyle and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments.

     (ii) The unaudited consolidated financial statements of HipStyle for the six months ended December 31, 2001 (the "HipStyle Financial Statements"), which are included in the HipStyle SEC Documents, have previously been made available to the Company. The Parent Financial Statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; and fairly present, in all material respects, on a consolidated basis, the financial position of HipStyle at, and the results of its operations for, each of the periods then ended and were prepared in conformity with GAAP applied on a consistent basis, except as otherwise disclosed therein and, subject to normal year-end adjustments, the absence of footnote disclosures, and any other adjustments described therein.

     (iii) Except as reflected in the HipStyle Financial Statements, to the knowledge of HipStyle, HipStyle has no Liabilities (as hereinafter defined) or obligations of any nature.

          (f) Information Supplied. None of the information supplied or to be supplied by HipStyle specifically for inclusion or incorporation by reference in any registration statements, prospectuses, reports, schedules or other documents to be filed with the SEC or any other governmental entity, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All SEC Filings will comply as to form and substance in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by HipStyle with respect to statements made or incorporated by reference therein based on information supplied by CCS specifically for inclusion or incorporation by reference in any subsequent SEC Filing.

          (g) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby since December 31, 2001, HipStyle and its subsidiaries have conducted their business only in the ordinary course since such date and prior to the date hereof, and there has not been (i) any material adverse change in HipStyle, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of HipStyle's capital stock, (iii) any split, combination or reclassification of any of HipStyle's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of HipStyle's capital stock, (iv)(A) any granting by HipStyle or any of its subsidiaries to any current or former director, executive officer or other key employee of HipStyle or its subsidiaries of any increase in compensation, bonus or other benefit, (B) any granting by HipStyle or any of its subsidiaries to any such current or former director, executive officer or key employee of any increase in severance or termination pay, or (C) any entry by

     HipStyle or any of its subsidiaries into, or any amendment of, any employment, deferred compensation consulting, severance, termination or indemnification agreement with any such current or former director, executive officer or key employee, (v) except insofar as may have been disclosed in HipStyle SEC Documents filed and publicly available prior to the date of this Agreement or required by a change in GAAP, any change in accounting methods, principles or practices by HipStyle materially affecting its assets, liabilities or business, (vi) except insofar as may have been disclosed in the HipStyle SEC Documents, any tax election that individually or in the aggregate would have a material adverse effect on HipStyle or any of its tax attributes or any settlement or compromise of any material income tax liability or (vii) any action taken by HipStyle or any of the HipStyle subsidiaries during the period from June 30, 2001 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time would constitute a breach of Section 4.1(b).

          (h) Compliance with Applicable Laws; Litigation. (i) To the knowledge of HipStyle, HipStyle, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities which are required for the operation of the businesses of HipStyle and its subsidiaries (the "HipStyle Permits") except where the failure to have any such HipStyle Permits individually or in the aggregate would not have a material adverse effect on HipStyle. HipStyle and its subsidiaries are in compliance with the terms of the HipStyle Permits and all applicable statutes, laws, ordinances, rules and regulations, except where the failure so to comply individually or in the aggregate would not have a material adverse effect on HipStyle. As of the date of this Agreement, no action, demand, requirement or investigation by any Governmental Entity and no suit, action or proceeding by any person, in each case with respect to HipStyle or any of its subsidiaries or any of their respective properties, is pending or, to the knowledge of HipStyle, threatened.

     (ii) Neither HipStyle nor any HipStyle subsidiary is subject to any outstanding order, injunction or decree which has had or, insofar as can be reasonably foreseen, individually or in the aggregate will have a material adverse effect on HipStyle.

          (i) Absence of Benefit Plans. HipStyle has no severance, or employment agreements or policies, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding providing benefits to any current or former employee, officer or director of HipStyle or any of its wholly owned subsidiaries.

          (j) ERISA Compliance. HipStyle and its affiliates have never had any employee, medical or pension benefit plans.

          (k) Taxes. (i) Each of HipStyle and its subsidiaries has filed all material tax returns and reports required to be filed by it and all such returns and reports are complete and correct in all material respects, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file, to be complete or correct or to have extensions granted that remain in effect individually or in the aggregate would not have a material adverse effect on HipStyle. HipStyle and each of its subsidiaries has paid (or HipStyle has paid on its behalf) all taxes shown as due on such returns, and the most recent financial statements contained in the HipStyle SEC Documents reflect an adequate reserve in accordance with GAAP for all taxes payable by HipStyle and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

          (l) Voting Requirements. The affirmative vote of the holders of a majority of all outstanding voting shares of MergerSub is the only vote of the holders of any class or series of capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, and the issuance of the Merger Consideration pursuant to the Merger.

          (m) State Takeover Statutes; Certificate of Incorporation. The Board of Directors of HipStyle (including the disinterested Directors thereof) has unanimously approved this Agreement and the transactions contemplated hereby and such approval constitutes approval of the Merger and the other transactions contemplated hereby by the HipStyle Board of Directors under the applicable provisions of the Florida Business Corporation Act ("FBCA") and constitutes approval of the Merger the issuance of HipStyle Common Stock in connection therewith and the other transactions contemplated hereby.

          (n) Intellectual Property. To the knowledge of HipStyle, HipStyle and its subsidiaries own or have a valid license to use all trademarks, service marks, trade names, patents and copyrights (including any registrations or applications for registration of any of the foregoing) (collectively, the "HipStyle Intellectual Property") necessary to carry on its business substantially as currently conducted, except for such HipStyle Intellectual Property the failure of which to own or validly license individually or in the aggregate would not have a material adverse effect on HipStyle. Neither HipStyle nor any such subsidiary has received any notice of infringement of or conflict with, and, to HipStyle's knowledge, there are no infringements of or conflicts (i) with the rights of others with respect to the use of, or (ii) by others with respect to, any HipStyle Intellectual Property that individually or in the aggregate, in either such case, would have a material adverse effect on HipStyle.

          (o) Certain Contracts. Except as set forth in the HipStyle SEC Documents, neither HipStyle nor any of its subsidiaries is a party to or bound by (i) any "material contract" (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC), (ii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the business of HipStyle and its subsidiaries (including CCS and its subsidiaries, assuming the Merger had taken place), taken as a whole, is or would be conducted, or (iii) any contract or other agreement which would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (all contracts of the type described in clauses (i) and (ii) being referred to herein as "HipStyle Material Contracts"). Each HipStyle Material Contract is valid and binding on HipStyle (or, to the extent a HipStyle subsidiary is a party, such subsidiary) and is in full force and effect, and HipStyle and each HipStyle subsidiary have in all material respects performed all obligations required to be performed by them to date under each HipStyle Material Contract, except where such noncompliance, individually or in the aggregate, would not have a material adverse effect on HipStyle. Neither HipStyle nor any HipStyle subsidiary knows of, or has received notice of, any violation or default under (nor, to the knowledge of HipStyle, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any HipStyle Material Contract.

SECTION 3.3. Representations and Warranties of MergerSub. Except as set forth on the Disclosure Schedule delivered by MergerSub to CCS prior to the execution of this Agreement (the "MergerSub Disclosure Schedule") and making reference to the particular subsection of this Agreement to which exception is being taken, HipStyle and MergerSub represents and warrants to CCS as follows:

          (a) Organization, Standing and Corporate Power. (i) MergerSub is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power and authority to carry on its business as now being conducted, except, for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate would not have a material adverse effect (as defined in Section 8.3) on MergerSub.

     (ii) MergerSub has delivered to HipStyle prior to the execution of this Agreement complete and correct copies of its Certificate of Incorporation and By-Laws, as amended to date.

          (b) Subsidiaries. MergerSub does not beneficially own any shares of capital stock.

          (c) Capital Structure. The authorized capital stock of MergerSub consists of 1,000 shares of MergerSub Common Stock and no shares of preferred stock. At the close of business on the date hereof: (i) 1,000 shares of MergerSub Common Stock were issued and outstanding; and (ii) no shares of MergerSub Common Stock were held by MergerSub in its treasury. All outstanding shares of capital stock of MergerSub are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no issued, reserved for issuance or outstanding securities of MergerSub or any MergerSub subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of MergerSub, or any warrants, calls, options or other rights to acquire from MergerSub or any MergerSub subsidiary.

          (d) Authority; Noncontravention. MergerSub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by MergerSub and the consummation by MergerSub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of MergerSub, subject, in the case of the Merger, to the MergerSub Stockholder Approval. This Agreement has been duly executed and delivered by MergerSub and, assuming the due authorization, execution and delivery by HipStyle and MergerSub constitutes the legal, valid and binding obligation of MergerSub, enforceable against MergerSub in accordance with its terms. The execution and delivery of this

     Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of MergerSub or any of its subsidiaries under, (i) the certificate of incorporation or By-Laws of MergerSub or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, license or similar authorization applicable to MergerSub or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to MergerSub or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on MergerSub or (y) reasonably be expected to impair the ability of MergerSub to perform its obligations under this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any nongovernmental self-regulatory agency, commission or authority (a "Governmental Entity") is required by or with respect to MergerSub or any of its subsidiaries in connection with the execution and delivery of this Agreement by MergerSub or the consummation by MergerSub of the transactions contemplated by this Agreement, except for (1) the filing of the Certificate of Merger with the Secretary of State of Delaware and appropriate documents with the relevant authorities of other states in which MergerSub is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; and (2) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on MergerSub or (y) reasonably be expected to impair the ability of MergerSub to perform its obligations under this Agreement.

          (e) Undisclosed Liabilities. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, neither MergerSub nor any of its subsidiaries has any liabilities or obligations of any nature which, individually or in the aggregate, would have a material adverse effect on MergerSub.

                                   ARTICLE  IV

                    COVENANTS  RELATING  TO  CONDUCT  OF  BUSINESS

SECTION  4.1.  Conduct  of  Business.

          (a) Conduct of Business by CCS. Except as set forth in Section 4.1(a) of the CCS Disclosure Schedule, and as otherwise expressly contemplated by this Agreement or as consented to by HipStyle in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, CCS shall carry on its business in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing (but subject to the above exceptions), except as otherwise contemplated by this Agreement and Merger, during the period from the date of this Agreement to the Effective Time, CCS shall not, and shall not permit any of its subsidiaries to: issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities.

          (b) Conduct of Business by HipStyle and Subsidiaries. Except as set forth in Section 4.1(b) of the HipStyle Disclosure Schedule, as otherwise expressly contemplated by this Agreement or as consented to by CCS in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, HipStyle shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing (but subject to the above exceptions), except as otherwise contemplated by this Agreement and the Merger, during the period from the date of this Agreement to the Effective Time, HipStyle shall not, and shall not permit any of its subsidiaries to:

     (i) (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

     (ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities;

     (iii) except as contemplated hereby, amend its certificate of incorporation, By-Laws or other comparable organizational documents;

     (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any person;

     (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitization);

     (vi) take any action that would cause the representations and warranties set forth in Section 3.2(g) to no longer be true and correct;

     (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for the obligations of any person for borrowed money; or

     (viii) authorize, or commit or agree to take, any of the foregoing actions.

          (c) Other Actions. Except as required by law, CCS and HipStyle shall not, and shall not permit any of their respective subsidiaries to, voluntarily take any action that would, or that could reasonably be expected to, result in any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue at the Effective Time.

          (d) Advice of Changes. CCS and HipStyle shall promptly advise the other party orally and in writing to the extent it has knowledge of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement and (iii) any change or event having, or which, insofar as can reasonably be foreseen, could reasonably be expected to have a material adverse effect on such party or on the truth of their respective representations and warranties or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

SECTION 4.2. No Solicitation by HipStyle. (a) HipStyle shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any HipStyle Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any HipStyle Takeover Proposal; provided, however, that if the Board of Directors of HipStyle determines in good faith, based on the advice of outside counsel, that it is necessary to do so in order to act in a manner consistent with its fiduciary duties to HipStyle's stockholders under applicable law, HipStyle may, in response to a HipStyle Superior Proposal (as defined in Section 4.2(b)) which was not solicited by it, which did not otherwise result from a breach of this
Section 4.2(a) and subject to providing prior written notice of its decision to take such action to CCS and compliance with Section 4.2(c) (x) furnish information with respect to HipStyle and its subsidiaries to any person making a HipStyle Superior Proposal pursuant to a customary confidentiality agreement (as determined by HipStyle based on the advice of its outside counsel, the terms of which are no more favorable to such person than the Confidentiality Agreement) and (y) participate in discussions or negotiations regarding such HipStyle Superior Proposal. For purposes of this Agreement, "HipStyle Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 50% or more of the net revenues, net income or the assets of HipStyle and its subsidiaries, taken as a whole, or 10% or more of any class of equity securities of HipStyle, any tender offer, exchange offer or other transactions that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of HipStyle, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving
HipStyle or the HipStyle Capital Stock (or any HipStyle subsidiary whose business constitutes 50% or more of the net revenues, net income or the assets of HipStyle and its subsidiaries, taken as a whole), other than the transactions contemplated by this Agreement.

          (b) Except as expressly permitted by this Section 4.2, neither the Board of Directors of HipStyle nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to CCS, the approval or recommendation by such Board of Directors or such committee of the Merger, this Agreement or the issuance of HipStyle Capital Stock in connection with the Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any HipStyle Takeover Proposal, or (iii) cause HipStyle to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "HipStyle
     Acquisition Agreement") related to any HipStyle Takeover Proposal. Notwithstanding the foregoing, at any time prior to the obtaining of the HipStyle Stockholder Approval, the Board of Directors of HipStyle, to the extent that it determines in good faith, based upon the advice of outside counsel, that it is necessary to do so in order to act in a manner consistent with its fiduciary duties to HipStyle's stockholders under applicable law, may (subject to this and the following sentences) terminate this Agreement solely in order to concurrently enter into any HipStyle Acquisition Agreement with respect to any HipStyle Superior Proposal, but only at a time that is after the fifth business day following HipStyle's receipt of written notice advising CCS that the Board of Directors of HipStyle is prepared to accept a HipStyle Superior Proposal, specifying the material terms and conditions of such HipStyle Superior Proposal and identifying the person making such HipStyle Superior Proposal. For purposes of this Agreement, a "HipStyle Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of HipStyle Common Stock then outstanding or all or substantially all the assets of HipStyle and otherwise on terms which the Board of Directors of HipStyle determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to HipStyle's stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of HipStyle based on the advice of its financial advisor, is reasonably capable of being obtained by such third party.

          (c) In addition to the obligations of HipStyle set forth in paragraphs
     (a) and (b) of this Section 4.2, HipStyle shall immediately advise CCS orally and in writing of any request for information or of any HipStyle Takeover Proposal, the material terms and conditions of such request or

     HipStyle Takeover Proposal and the identity of the person making such request or HipStyle Takeover Proposal. HipStyle will keep CCS reasonably informed of the status and details (including amendments or proposed amendments) of any such request or HipStyle Takeover Proposal. CCS shall treat any information it receives from HipStyle pursuant to this section as confidential information.

          (d) Nothing contained in this Section 4.2 shall prohibit HipStyle from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to HipStyle's stockholders if, in the good faith judgment of the Board of Directors of HipStyle, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law; provided, however, that neither HipStyle nor its Board of Directors nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement, the Merger, the issuance of HipStyle Common Stock in connection with the Merger, or approve or recommend, or propose publicly to approve or recommend, a HipStyle Takeover Proposal.

                                    ARTICLE  V

                              ADDITIONAL  AGREEMENTS

SECTION 5.1. Certificate of Designation for Preferred Stock. HipStyle represents and warrants to CCS that on February 22, 2002, the stockholders of HipStyle lawfully approved (i) an amendment and restatement of the HipStyle Articles of Incorporation (the "Amended Articles") and (ii) the adoption of the HipStyle 2002 Stock Option (the "2002 Stock Option Plan"), each of which of have previously been provided to CCS. HipStyle agrees to prepare and file a Certificate of Designation with respect to the rights, limitations and preferences for the HipStyle Preferred Stock, in form and substance reasonably acceptable to CCS, with the Secretary of State of the State of Florida in accordance with all applicable rules and regulations of the FBCA.

SECTION 5.2. Access to Information; Confidentiality. Each of CCS and HipStyle shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of CCS and HipStyle shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this
Section 5.2 shall affect any representation or warranty given by the other party hereto. Each of CCS and HipStyle will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.

SECTION 5.3. Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and
(iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Nothing set forth in this Section 5.3(a) will limit or affect actions permitted to be taken pursuant to Sections 4.1 and 4.2.

          (b) In connection with and without limiting the foregoing, CCS and HipStyle shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement, or any of the other transactions contemplated by this Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement, or any other transaction contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

SECTION 5.4. Schedule 14f-1 Information Statement. Promptly following the execution and delivery of this Agreement, HipStyle shall prepare and file with the Commission an Information Statement on Schedule 14f-1 with respect to the transactions contemplated by this Agreement in accordance with all applicable rules and regulations of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Not less than five (5) days prior to the filing with the Securities and Exchange Commission ("Commission"), HipStyle shall permit CCS and its legal counsel to review the filing and make suggested revisions thereto. HipStyle shall mail the Information Statement on Schedule 14f-1 to each HipStyle shareholder in accordance with all applicable rules and regulations of the 1934 Act and the FBCA.

SECTION 5.5. Fees and Expenses. All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

SECTION 5.6. Public Announcements. HipStyle and CCS will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with and use reasonable efforts to agree on, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as either party may determine is required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

SECTION 5.7. Bulletin Board Listing. HipStyle shall use its best efforts to maintain the listing of its shares of Common Stock on the NASD OTC Bulletin Board.

SECTION 5.8 HipStyle Liabilities. HipStyle shall terminate and extinguish all direct, indirect, short term, long term, choate, unchoate, contingent, unmatured, matured, known and unknown liabilities (collectively, "Liabilities") and all other obligations of HipStyle in form and substance satisfactory to CCS.

SECTION 5.9. Tax Treatment. It is the intent of the parties that the transactions contemplated hereby will be effected pursuant to Section 368 of the Internal Revenue Code of 1986, as amended. No representation or warranty is being made by any party to any other regarding the treatment of this transaction for federal or state income taxation. Each party has relied exclusively on its own legal, accounting and other tax adviser regarding the treatment of the transaction for federal and state income taxes and on no representation, warranty, or assurance from any other party or such other party's legal, accounting, or other adviser.

SECTION 5.10. Company Officers; Employment Contracts; Equity Awards. At or prior to the Effective Time, HipStyle agrees to enter into an employment agreement with Ben Jamil in form and substance reasonably acceptable to CCS and as summarized in that certain letter of intent dated as of January 25, 2002 between HipStyle and CCS.

SECTION 5.11. Post-Merger Operations. Following the Effective Time, the combined company shall maintain its principal corporate office in New Rochelle, NY and all bank accounts of HipStyle shall be amended so that two nominees of CCS shall be only signatories with authority to engage in transactions for such accounts.

SECTION 5.12. Conveyance Taxes. HipStyle and CCS shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time. HipStyle shall pay, and CCS shall pay, without deduction or withholding from any amount payable to the holders of CCS Common Stock, any such taxes or fees imposed by any Governmental Entity (and any penalties and interest with respect to such taxes and fees), which become payable in connection with the transactions contemplated by this Agreement, on behalf of their respective stockholders.

                                   ARTICLE  VI

                              CONDITIONS  PRECEDENT

SECTION 6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a) Stockholder Approvals. Each of the CCS Stockholder Approval and the approval of the stockholders of MergerSub shall have been obtained.

          (b) Governmental and Regulatory Approvals. Other than the filing provided for under Section 1.3, all consents, approvals and actions of, filings with and notices to any Governmental Entity required of CCS, HipStyle or any of their subsidiaries to consummate the Merger and the other transactions contemplated hereby, the failure of which to be obtained or taken (i) is reasonably expected to have a material adverse effect on the Surviving Corporation and its prospective subsidiaries, taken as a whole, or (ii) will result in a violation of any laws, shall have been obtained, all in form and substance reasonably satisfactory to CCS and HipStyle.

          (c) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") shall be in effect (i) preventing the consummation of the Merger, or (ii) which otherwise is reasonably likely to have a material adverse effect on CCS or HipStyle, as applicable; provided, however, that each of the parties shall have used its best efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

SECTION 6.2. Conditions to Obligations of HipStyle. The obligation of HipStyle to effect the Merger is further subject to satisfaction or waiver of the following conditions:

          (a) Representations and Warranties. The representations and warranties of CCS set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on CCS.

          (b) Performance of Obligations of CCS. CCS shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

          (c) No Material Adverse Change. At any time after the date of this Agreement there shall not have occurred any material adverse change relating to CCS.

          (d) Legal Opinion. HipStyle shall receive a legal opinion from CCS's counsel in form and substance reasonably satisfactory to HipStyle.

          (e) Financial Statements. CCS will deliver to HipStyle (i) audited financial statements for the year ended June 30, 2001 (the "Audited Financial Statements") and (ii) unaudited financial statements for the three months ending September 30, 2001 and the six months ending December 31, 2001 (the "Unaudited Financial Statements"). The Audited Financial Statements and the Unaudited Financial Statements will be prepared accordance with the books and records of CCS and will present fairly in all material respects the financial position and results of operations of CCS as of the times and for the periods referred to therein, in each case in accordance with generally accepted accounting principled under current United States accounting rules and regulations, consistently applied.

          (f) Segregation of Funds. At or prior to closing, CCS and HipStyle will agree to segregate monies to fund the payment and/or defense of unpaid taxes and pending litigation matters.

SECTION 6.3. Conditions to Obligations of CCS. The obligation of CCS to effect the Merger is further subject to satisfaction or waiver of the following conditions:

          (a) Representations and Warranties. The representations and warranties of HipStyle and MergerSub set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality," or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on HipStyle.

          (b) Performance of Obligations of HipStyle. HipStyle shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

          (c) No Material Adverse Change. At any time after the date of this Agreement there shall not have occurred any material adverse change relating to HipStyle.

          (d) Quotation on Bulletin Board. The shares of the HipStyle common stock shall be quoted for trading on the NASD OTC Bulletin Board without restriction or qualification.

          (e) HipStyle Liabilities. All HipStyle Liabilities shall have been terminated and extinguished in form and substance satisfactory to CCS.

          (f) Amendment of HipStyle Articles of Incorporation; Stock Option Plan. HipStyle shall have amended its Articles of Incorporation and adopted a Stock Option Plan in form and substance reasonably satisfactory to CCS.

          (g) Share Outstanding; Private Placement. HipStyle shall have no more than 5,250,000 shares of its common stock outstanding on a fully diluted basis. HipStyle shall have closed on the private sale of no more than 650,000 shares of its common stock raising net proceeds of not less than $1,000,000 (the "Proceeds"). All of the Proceeds shall be in immediately available funds held in a HipStyle account, free from all liens, claims or encumbrances.

          (h) Books and Records. HipStyle shall have delivered to CCS all corporate books and records for CCS.

          (i) Officer and Directors. HipStyle shall have (i) accepted the resignations of all existing officers of HipStyle; (ii) expanded the HipStyle Board of Directors to five (5) members; (iii) appointed Ben Jamil and his nominees to fill the vacancies on the Board of Directors of HipStyle to fill the newly created Board seat, and (iv) appointed Ben Jamil as the President and Chief Executive Officer of HipStyle.

          (j) Employment Agreement. HipStyle shall have entered into an employment agreement with Ben Jamil in form and substance satisfactory to CCS and as summarized in that certain letter of intent dated as of January 25, 2002 between HipStyle and CCS.

          (k) Legal Opinion. CCS shall receive a legal opinion from HipStyle's counsel in form and substance satisfactory to CCS.

          (l) SEC Reports. All SEC Filings shall have been submitted to the SEC in accordance with the requirements of the Exchange Act (and the rules, regulations and guidance promulgated thereunder), in form and substance satisfactory to CCS, and all applicable waiting periods shall have been expired or waived by CCS.

          (m) Delivery of the Merger Consideration. The stockholders of CCS shall receive the Merger Consideration of Closing.

          (n) Closing Conditions. Documentation or other information shall have been received in a form reasonably satisfactory to CCS and HipStyle which evidences that the conditions set forth in this Section 6.3 have been satisfied.

 SECTION 6.4. Frustration of Closing Conditions. Neither HipStyle nor CCS may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.5.

                                   ARTICLE  VII

                        TERMINATION,  AMENDMENT  AND  WAIVER

SECTION 7.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, and (except in the case of 7.1(d) or 7.1(f)) whether before or after the CCS Stockholder Approval or the HipStyle Stockholder Approval:

          (a)  by  mutual  written  consent  of  HipStyle,  MergerSub  and  CCS;

          (b)  by  either  HipStyle  or  CCS:

     (i) if the Merger shall not have been consummated by May 1, 2002, provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time; provided, however, that this Agreement may be extended not more than 30 days by either party by written notice to the other party if the Merger shall not have been consummated as a direct result of HipStyle or CCS having failed to receive all regulatory approvals required to be obtained with respect to the Merger.

     (ii) if any restraint having any of the effects set forth in Section 6.1(c) shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section
7.1(b)(iv) shall have used best efforts to prevent the entry of and to remove such Restraint;

          (c) by HipStyle, if CCS shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in
     Section 6.2(a) or (b), and (B) is incapable of being cured by CCS or is not cured within 60 days of written notice thereof;

          (d) by HipStyle in accordance with Section 4.2; provided that, in order for the termination of this Agreement pursuant to this paragraph (d) to be deemed effective, HipStyle shall have complied with all provisions contained in Section 4.2, including the notice provisions therein, and with applicable requirements, including the payment of the Termination Fee; or

          (e) by CCS, if HipStyle shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in
     Section 6.3(a) or (b), and (B) is incapable of being cured by HipStyle or is not cured within 60 days of written notice thereof.

SECTION 7.2. Effect of Termination. In the event of termination of this Agreement by either CCS or HipStyle as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of HipStyle or CCS, other than the provisions of this
Section 7.2 and Article VIII, which provisions survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

SECTION 7.3. Amendment. This Agreement may be amended by the parties at any time before or after the CCS Stockholder Approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 7.4. Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, or (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 7.5. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 7.1, an amendment of this Agreement pursuant to Section 7.3 or an extension or waiver pursuant to Section
7.4 shall, in order to be effective, require, in the case of HipStyle or CCS, action by its Board of Directors or, with respect to any amendment to this Agreement, the duly authorized committee of its Board of Directors to the extent permitted by law.

                                  ARTICLE  VIII

                                 Indemnification

SECTION 8.1. Survival of Representations and Warranties. The representations and warranties of HipStyle and CCS shall survive the execution and delivery hereof and the Closing hereunder. SECTION 8.2. Indemnification.

          (a) Michael Farkas ("Farkas") agrees to indemnify, defend and hold harmless CCS and HipStyle and their respective directors, officers, employees, shareholders and any Affiliates of the foregoing, and their successors and assigns (collectively, the "CCS Group") from and against any and all losses, liabilities (including punitive or exemplary damages and fines or penalties and any interest thereon), expenses (including reasonable fees and disbursements of counsel and expenses of investigation and defense), claims, Liens or other obligations of any nature whatsoever (hereinafter individually, a "Loss" and collectively, "Losses") suffered or incurred by the CCS Group which, directly or indirectly, arise out of, result from or relate to, (i) any inaccuracy in or any breach of any representation or warranty of HipStyle or (ii) any breach of any covenant or agreement of HipStyle contained in this Agreement or in any Company Document.

          (b) CCS agrees to indemnify, defend and hold harmless Rebecca Farkas, Michelle Brock and Farkas and their successors and assigns (the "Stockholder Group") from and against any and all Losses suffered or incurred by the Stockholder Group which, directly or indirectly, arise out of, result from or relate to (i) any inaccuracy in or any breach of any representation or warranty of CCS contained in this Agreement, or (ii) any breach of any covenant or agreement of CCS contained in this Agreement.

SECTION  8.3.  Method  of  Asserting  Claims The party making a claim under this
Article VIII is referred to as the "Indemnified Party" and the party against whom such claims are asserted under Section 8.2 is referred to as the "Indemnifying Party". All claims by any Indemnified Party under Section 8.2 shall be asserted and resolved as follows:

          (a) In the event that any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party hereunder is asserted against or sought to be collected from such Indemnified Party by a third party, said Indemnified Party shall within fifteen (15) days notify in writing the Indemnifying Party of such claim or demand, specifying the nature of the specific basis for such claim or demand, and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim and demand; any such notice, being the "Claim Notice"); provided, however, that any failure to give such Claim Notice will not be deemed a waiver of any rights of the Indemnified
     Party except to the extent the rights of the Indemnifying Party are actually prejudiced or harmed. The Indemnifying Party may elect to assume the defense of any such claim or demand by delivering written notice to the Indemnified Party of such election; provided that any Indemnified Party is hereby authorized prior to the date on which it receives written notice from the Indemnifying Party assuming such defense, to retain counsel, whose reasonable fees and expenses shall be at the expense of the Indemnifying
     Party, to file any motion, answer or other pleading and take such other action which it reasonably shall deem necessary to protect its interests or those of the Indemnifying Party until the date on which the Indemnified Party receives such notice from the Indemnifying Party. After the Indemnifying Party shall assume such defense, the Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless the named parties of any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The Indemnifying Party shall not, in connection with any proceedings or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one such firm for the Indemnified Party (except to the extent the Indemnified Party retained counsel to protect its (or the Indemnifying Party's) rights prior to the selection of counsel by the Indemnifying Party). The Indemnified Party agrees to cooperate reasonably with the Indemnifying Party and its counsel in contesting any claim or demand which the Indemnifying Party defends. No claim or demand may be settled by an Indemnifying Party or, where permitted pursuant to this Agreement, by an Indemnified Party without the consent of the Indemnified Party in the first case or the consent of the Indemnifying Party in the second case, which consent shall not be unreasonably withheld, unless such settlement shall be accompanied by a complete release of the Indemnified Party in the first case or the Indemnifying Party in the second case.

          (b) In the event any Indemnified Party shall have a claim against any Indemnifying Party hereunder which does not involve a claim or demand being asserted against or sought to be collected from it by a third party, the Indemnified Party shall send a Claim Notice with respect to such claim to the Indemnifying Party. If the Indemnifying Party does not dispute such claim within thirty (30) days of receipt of the Claim Notice the amount of such claim shall be paid to the Indemnified Party within forty-five (45) days of receipt of the Claim Notice.

          (c)  So  long  as any right to indemnification exists pursuant to this
     Article VIII, the affected parties each agree to retain all books, records, accounts, instruments and documents reasonably related to the Claim Notice. In each instance, the Indemnified Party shall have the right to be kept informed by the Indemnifying Party and its legal counsel with respect to all significant matters relating to any legal proceedings. Any information or documents made available to any party hereunder, which information is designated as confidential by the party providing such information and which is not otherwise generally available to the public, or which information is not otherwise lawfully obtained from third parties or not already within the knowledge of the party to whom the information is provided (unless otherwise covered by the confidentiality provisions of any other agreement among the parties hereto, or any of them), and except as may be required by applicable law or requested by third party lenders to such party, shall not be disclosed to any third Person (except for the representatives of the party being provided with the information, in which event the party being provided with the information shall request its representatives not to disclose any such information which it otherwise required hereunder to be kept confidential).

          (d) To the extent a Loss occurs under Section 8.2(a), Farkas may elect to meet such obligation by delivery for cancellation of a number of shares of HipStyle Common Stock. Any stock delivered pursuant to this Section 8.3(d) shall be valued at the lower of (i) a price equal to the fair market value on the date of delivery and (ii) and a price equal to the fair market value on the Closing Date (the "Fair Market Value"). To the extent a Loss occurs under Section 8.2(b), CCS may elect to make such payment (i) in cash, or (ii) in a number of shares of HipStyle Common Stock having a Fair Market Value equal to such payment amount.

                                   ARTICLE  IX

                               GENERAL  PROVISIONS

SECTION 9.1. Survival of Representations and Warranties. The representations and warranties in this Agreement shall survive the Effective Time.

SECTION 9.2. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a)  if  to  HipStyle  or  MergerSub,  to

                  HipStyle.Com,  Inc.
                  1221  Brickell  Avenue
                  Miami,  Florida  33131
                  Attention:  Rebecca  Farkas

         with  a  copy  to:

                  Anslow  &  Jaclin,  LLP
                  4400  Route  9,  2nd  Floor
                  Freehold,  NJ  07728
                  Attention:  Gregg  Jaclin

                  (b)  if  to  CCS,  to

                  CCS  International,  Ltd.
                  145  Huguenot  Street
                  New  Rochelle,  NY  10801
                  Attention:  Mr.  Ben  Jamil

                  with  a  copy  to:

                  Brown  Rudnick  Berlack  Israels  LLP
                  120  West  45th  Street
                  New  York,  NY  10036
                  Attention:  Alan  N.  Forman

SECTION  9.3.  Definitions.  For  purposes  of  this  Agreement:

          (a) except for purposes of Section 5.11, an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

          (b) "material adverse change" or "material adverse effect" means, when used in connection with CCS or HipStyle, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole; and the terms "material" and "materially" have correlative meanings;

          (c) "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

          (d) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person; provided however, that with respect to HipStyle, such term shall not include CCS; and

          (e) "knowledge" of any person which is not an individual means the knowledge of such person's executive officers or senior management of such person's operating divisions and segments, in each case after reasonable inquiry.

          (f) "termination fee" shall mean the payment by HipStyle to CCS of an amount equal to (i) CCS out-of-pocket expenditures plus (ii) $75,000.

SECTION 9.4. Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

SECTION 9.5. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.6. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II, Section 5.6 and
Section 5.8, are not intended to confer upon any person other than the parties any rights or remedies.

SECTION 9.7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

SECTION 9.8. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.9. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.10. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.11. Brokers and Finders. The parties have not employed any broker, financial advisor or finder or incurred any liability for any broker, financial advisory or finder's fee in connection with the Agreement and Merger.

     IN WITNESS WHEREOF, HipStyle, MergerSub and CCS have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                            HIPSTYLE.COM,  INC.


                                            By:      /s/  Rebecca  Farkas
                                            ---------------------------------
                                                   Name:  Rebecca  Farkas
                                                   Title:    President

                                            CCS  ACQUISITION CO.

                                            By:      /s/  Rebecca  Farkas
                                            ---------------------------------
                                                  Name:  Rebecca  Farkas
                                                  Title:    President


                                            CCS  INTERNATIONAL,  LTD.


                                            By:      /s/  Ben  Jamil
                                            ---------------------------------
                                                  Name:  Ben  Jamil
                                                  Title:   President


With  respect  to  the  obligations
under  Article  VIII  only:

/s/  Michael  Farkas
--------------------------------------
    Michael  Farkas

                                                                       Exhibit 2


                              EMPLOYMENT AGREEMENT

     EMPLOYMENT AGREEMENT, dated as of April 17, 2002, by and between SECURITY INTELLIGENCE TECHNOLOGIES, INC., a Florida corporation with offices at 145 Hugenot Street, New Rochelle, NY 10801 (the "Corporation"), and Ben Y. Jamil ("Executive").

                                   WITNESSETH:

     WHEREAS, subject to the terms and considerations hereinafter set forth, the Corporation wishes to employ Executive in the positions set forth herein and Executive wishes to accept such employment.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, terms, provisions and conditions set forth in this Agreement, the parties hereby agree as follows:

     Section 1. EMPLOYMENT. The Corporation hereby employs Executive and Executive hereby accepts such employment, as an executive of the Corporation, subject to the terms and conditions set forth in this Agreement.

     Section 2. DUTIES. Executive shall serve as Chief Executive Officer and Chairman of the Corporation's Board of Directors (the "Board of Directors") and shall properly perform such duties as may be assigned to him from time to time by the Board of Directors. If requested by the Board of Directors), Executive shall serve on any committee of the Board of Directors without additional compensation. During the Term of this Agreement, Executive shall devote substantially all of his business time and efforts to the performance of his duties hereunder unless otherwise authorized by the Board of Directors. Executive shall not engage in any other significant business activity that would detract from his ability to perform services to the Corporation.

Section 3. TERM OF EMPLOYMENT. The term of Executive's employment, unless sooner terminated as provided herein, shall be for a period of three (3) years commencing on the date hereof and ending on April 16, 2005 (as may be extended from time to time, the "Term"). The Term shall be automatically extended for successive one year periods thereafter unless the Corporation notifies Executive in writing of its intention not to so extend the Term at least three (3) months prior to the end of the original or any extended Term.

     Section  4.     COMPENSATION  OF  EXECUTIVE.

4.1          BASE  SALARY.  Corporation  shall  pay  to Executive an annual base salary for his services hereunder of Two Hundred Fifty Thousand Dollars ($250,000), less such deductions as shall be required to be withheld by applicable law and regulations. On each May 1st during the Term (commencing on May 1, 2003), Executive shall be entitled to receive a 10%
increase in his base salary if the Corporation's net income (as reported by the Corporation in its quarterly and annual reports filed with the Securities Exchange Commission) (the "Net Income") for the four (4) calendar quarters ending on the most recent December 31st is greater than the Net Income for the four (4) calendar quarters ending on the preceding December 31st. Executive's base salary, as in effect at any time, is hereinafter referred to as the "Base Salary."

4.2 TIME OF PAYMENT. Executive's Base Salary shall be paid in substantially equal installments on a basis consistent with the Corporation's payroll practices for senior executives. The Corporation shall determine whether Executive is entitled to an increase in Base Salary pursuant to Section
4.1  above  as promptly as practicable after each December 31st during the Term.

4.3 ANNUAL BONUS. For each fiscal year that occurs during the Term (other than the fiscal year ending June 30, 2002), the Corporation shall pay Executive a cash bonus in an amount determined by the Board of Directors.

4.4       INITIAL STOCK OPTION GRANT. The Corporation agrees that as of the date hereof, the Executive shall be granted options to acquire 1,000,000 shares of common stock of the Corporation (the "Initial Options"). The Initial Options
(i) shall vest quarterly over the next year commencing on June 30, 2002 and (ii) shall be exercisable after vesting at an exercise price equal to $1.80 per share for the five year period following the date of grant, provided, however, that if
                                                      --------  --------
Executive ceases to be either an employee or director of the Corporation, the exercise period shall be shortened in accordance with the Corporation's 2002 Stock Option Plan. "Annual Revenues" means total revenues as set forth in the Company's annual audited financial statements filed with the Securities and Exchange Commission filed as part of the Company's Annual Report on Form 10-K or 10-KSB (or any successor form), as amended.

4.5 EXPENSES. During the Term, the Corporation shall promptly reimburse Executive for all reasonable and necessary travel expenses and other disbursements incurred by Executive on behalf of the Corporation in performance of Executive's duties hereunder, assuming Executive has received prior approval for such travel expenses and disbursements by the Corporation to the extent possible, consistent with corporate practice with respect to the reimbursement of expenses incurred by the Corporation's senior executives.

4.6 BENEFITS. During the Term, Executive shall be entitled to participate in such pension, profit sharing, group insurance, option plans, hospitalization, and group health and benefit plans and all other benefits and plans as the Corporation provides to its senior executives.

4.7 DEFERRAL OF COMPENSATION. Notwithstanding anything to the contrary in this Agreement, any remuneration under this Agreement or any other agreements to which the Corporation and Executive are parties in respect of employment that is not deductible for any taxable year of the Corporation because of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") will be deferred until the first day that any excess remuneration becomes deductible under Section 162(m) or by virtue of its repeal or amendment. Any such deferred payment will bear interest at the prime rate plus one beginning with the date such payment is first deferred. Notwithstanding any provision in this Agreement to the contrary, this Section 4.8 shall survive the termination of this Agreement.

4.8 LOANS TO EXECUTIVE. From time to time during the Term, at Executive's request, Executive may borrow funds from the Corporation, provided,
                                                                       --------
that, at any time the aggregate amount of any such borrowings shall not exceed the amount of Executive's remuneration that has been deferred pursuant to
Section 4.8. Executive shall be required to pay interest on such borrowings at a rate equal to the prime rate plus one and such borrowings will be subject to any additional terms and conditions as reasonably determined by the Board of Directors.

     Section  5.     TERMINATION.

5.1          DEATH  OR  TOTAL  DISABILITY.

     (a)          Death.  This  Agreement  shall  terminate  upon  the  death of
                  -----
Executive;  provided, however, that the Corporation shall continue to pay to the
            --------  -------
estate of Executive the Base Salary as set forth in Section 4.1 hereof for the twelve (12) month period immediately subsequent to the date of Executive's death.

      (b)        Total Disability. In the event Executive is discharged due to a
                 -----------------
"Total Disability" (as defined in Section 6.1 below), then this Agreement shall be deemed terminated and the Corporation shall be released from all obligations to Executive with respect to this Agreement, except obligations accrued prior to such termination and as provided in Section 6.2 hereof.

5.2 TERMINATION FOR CAUSE; EXECUTIVE'S RESIGNATION. In the event Executive is discharged "For Cause" (as defined below) or in the event Executive resigns (other than pursuant to Section 5.5 hereof), then upon such occurrence, this Agreement shall be deemed terminated and the Corporation shall be released from all obligations to Executive with respect to this Agreement, except obligations accrued prior to such termination.

5.3 TERMINATION OTHER THAN FOR CAUSE. In the event (i) Executive is discharged other than "For Cause" or due to his death or "Total Disability," or
(ii) the Corporation notifies Executive that the Corporation has elected to not extend the Term of this Agreement as provided in Section 3, then the Corporation shall pay the following amount to Executive: the product of (i) Executive's Base Salary on the date of such termination (or, in the case of a non-extension, the date on which the Term of this Agreement would expire after such non-extension) plus the Cash Bonus paid (or payable) to Executive for the fiscal year ending on the June 30 immediately preceding the date of such termination (or, in the case of a non-extension, the date on which the Term of this Agreement would expire after such non-extension) multiplied by (ii) the greater
                                                  -------------
of (A) the number of years (and fractions of years) remaining on the Term or (B) two. Such amount shall be paid over a two year period from the date of termination (or, in the case of a non-extension, from the date on which the Term of this Agreement would expire after such non-extension) in substantially equal installments on a basis consistent with the payroll schedule applied to Executive during the Term of this Agreement.

5.4          "FOR  CAUSE".  As  used  herein,  the  term "For Cause" shall mean:

(a) the conviction of, or pleading guilty or nolo contendere to, any crime, whether or not involving the Corporation, constituting a felony in the jurisdiction involved, which the Board of Directors, in its sole discretion, determines may have an injurious effect on the Corporation;

(b)          the  conviction  of  any  crime  involving  moral  turpitude;  or

(c) gross negligence or willful misconduct in the conduct of Executive's duties or willful or repeated failure or refusal to perform such duties as may be delegated to Executive by the Board of Directors which are consistent with Executive's position, and that as to any conduct concerning this subsection (c), such conduct is not corrected by Executive within fourteen (14) days following receipt by Executive of written notice from the Board of Directors), such notice to state with specificity the nature of the breach, failure or refusal, gross negligence or willful misconduct related to Executive's employment with the Corporation.

5.5          TERMINATION  UPON  CHANGE  OF  CONTROL.

     (a) If, during the period commencing 120 days prior to a Change of Control and ending on the first anniversary of a Change of Control, Executive's employment shall have been terminated by the Corporation (other than For Cause) or by Executive for Good Reason:

     (i) all unvested options to acquire stock of the Corporation held by Executive shall vest on the date of termination;

     (ii) the Corporation shall make a lump sum cash payment to Executive within ten (10) days of the date of termination in an amount equal to (i) the amount of compensation that is accrued and unpaid through the date of termination pursuant to Section 4 of this Agreement and (ii) three (3) times the total compensation received by Executive pursuant to Sections 4.1 and 4.3 of this Agreement for the preceding 12-month period ending June 30.

     (b)  In  the event that any payment (or portion thereof) to Executive under
Section 5.5(a) is determined to constitute an "excess parachute payment," under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, the following calculations shall be made:

     (i) The after-tax value to Executive of the payments under Section 5.5(a) without any reduction; and

     (ii) the after-tax value to Executive of the payments under Section 5.5(a) as reduced to the maximum amount (the "Maximum Amount") which may be paid to Executive without any portion of the payments constituting an "excess parachute payment".

If after applying the agreed upon calculations set forth above, it is determined that the after-tax value determined under clause (ii) above is greater than the after-tax value determined under clause (i) above, the payments to Executive under Section 5.5(a) shall be reduced to the Maximum Amount.

5.6          "CHANGE  OF  CONTROL".  As  used  herein,  the term "Change of
Control"  shall  mean:

     (a) When any "person" as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as used in Section 13(d) and 14(d) thereof including a "group" as defined in Section 13(d) of the Exchange Act, but excluding the Corporation or any subsidiary or any affiliate of the Corporation or any employee benefit plan sponsored or maintained by the Corporation or any subsidiary of the Corporation (including any trustee of such plan acting as trustee), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the Corporation representing a majority of the combined voting power of the Corporation's then outstanding securities; or

     (b) When, during any period of twenty-four (24) consecutive months, the individuals who, at the beginning of such period, constitute the Board of Directors (the "Incumbent Directors") cease for any reason other than death to constitute at least a majority thereof provided, however, that a director who
                                          --------  -------
was not a director at the beginning of such 24-month period shall be deemed to have satisfied such 24-month requirement (and be an Incumbent Director) if such director was elected by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually (because they were directors at the beginning of such 24-month period) or through the operation of this proviso; or

     (c) The occurrence of a transaction requiring stockholder approval for the acquisition of the Corporation by an entity other than the Corporation or a subsidiary or an affiliated company of the Corporation through purchase of assets, or by merger, or otherwise.

5.7 "GOOD REASON" As used herein, the term "Good Reason" shall mean the occurrence of any of the following:

(a) the assignment to Executive, without his consent, of any duties inconsistent in any substantial and negative respect with his positions, duties, responsibilities and status with the Corporation as contemplated hereunder, if not remedied by the Corporation within thirty (30) days after receipt of written notice thereof from Executive;

(b) any removal of Executive, without his consent, from any positions or offices Executive held as contemplated hereunder (except in connection with the termination of Executive's employment by the Corporation For Cause or on account of Total Disability pursuant to the requirements of this Agreement), if not remedied by the Corporation within thirty (30) days after receipt of written notice thereof from Executive;

(c) a reduction by the Corporation of Executive's Base Salary as in effect as contemplated hereunder or a reduction in any formula used in computing Executive's compensation pursuant to Section 4 of this Agreement, except in connection with the termination of Executive's employment by the Corporation For Cause or due to Total Disability pursuant to the requirements of this Agreement;

(d) any termination of Executive's employment by the Corporation during the Term that is not effected pursuant to the requirements of this Agreement;

(e) any material breach by the Corporation of the terms of this Agreement that is not remedied by the Corporation within thirty (30) days after receipt of written notice thereof from Executive;

(f) the relocation of Executive's work location, without Executive's consent, to a place more than seventy five (75) miles from the location set forth herein; or

(g) failure by any successor to the Corporation to expressly assume all obligations of the Corporation under this Agreement, which failure is not remedied by the Corporation within thirty (30) days after receipt of written notice thereof from Executive.

     Section  6.     DISABILITY.


6.1 TOTAL DISABILITY. In the event that after Executive has failed, due to a disability, to have performed his regular and customary duties for a period of ninety (90) consecutive days or for any one hundred eighty (180) days out of any three hundred and sixty (360) day period, and before Executive has become "Rehabilitated" (as hereinbelow defined) a majority of the members of the Board of Directors, exclusive of Executive, may vote to determine that Executive is mentally or physically incapable or unable to continue to perform such regular and customary duties of employment and upon the date of such majority vote, Executive shall be deemed to be suffering from a "Total Disability." As used herein, the term "Rehabilitated" shall mean such time as Executive is willing, able and commences to devote his time and energies to the affairs of the Corporation to the extent and in the manner that he did so prior to his disability.

6.2 PAYMENT DURING DISABILITY. In the event Executive is unable to perform his duties hereunder by reason of a disability, prior to the time such disability is deemed a Total Disability in accordance with the provisions of
Section 6.1 above, the Corporation shall continue to pay Executive his Base Salary pursuant to Section 4.1 during the continuance of any such disability. Upon a determination of any Total Disability pursuant to the provisions of
Section 6.1 above, the Corporation shall pay to Executive his Base Salary pursuant to Section 4.1 for the twelve (12) month period immediately subsequent to the date of determination of Total Disability.

Section 7. VACATIONS. Executive shall be entitled to a vacation of four (4) weeks per year, during which period his Base Salary shall be paid in full. Executive shall take his vacation at such time or times as Executive and the Corporation shall determine is mutually convenient.

Section  8.     CONFIDENTIAL  INFORMATION; INVENTIONS.  (a) Executive recognizes
                -------------------------------------
that he has had and will continue to have access to secret and confidential information regarding the Company, including but not limited to its customer list, products, know-how, and business plans. Executive acknowledges that such information is of great value to the Company, is the sole property of the Company, and has been and will be acquired by him in confidence. In consideration of the obligations undertaken by the Company herein, Executive will not, at any time, during or after his employment hereunder, reveal, divulge or make known to any person, any information acquired by Executive during the course of his employment, which is treated as confidential by the Company, including but not limited to its customer list, not otherwise in the public domain, other than in the ordinary course of business during his employment hereunder. The provisions of this Section 8 shall survive Executive's employment hereunder.

     (b) The Company has hired the Executive to work full time so that anything the Executive produces during the Term and in connection with his performance under this Agreement is the property of the Company. Any writing, invention, design, system, process, development or discovery conceived, developed, created or made by the Executive, alone or with others, during the period of his employment hereunder and applicable to the business of the Company, whether or not patentable, registrable, or copyrightable shall become the sole and exclusive property of the Company.

     (c) The Executive shall disclose the same promptly and completely to the Company and shall, during the period of his employment hereunder and at any time and from time to time hereafter, (i) execute all documents requested by the Company for vesting in the Company the entire right, title and interest in and to the same, (ii) execute all documents requested by the Company for filing such applications for and procuring patents, trademarks, service marks or copyrights as the Company, in its sole discretion, may desire to prosecute, and (iii) give the Company all assistance it may reasonably require, including the giving of testimony in any suit, action, investigation or other proceeding.


Section  9.     COVENANT  NOT  TO  COMPETE.

(a) Executive recognizes that the services to be performed by him hereunder are special, unique and extraordinary. The parties confirm that it is reasonably necessary for the protection of the Corporation that Executive agree, and accordingly, Executive does hereby agree that, except as provided in Subsection (c) below, he shall not, directly or indirectly, at any time during the Restricted Period within the Restricted Area (as such terms are defined in Section 9(d) below), engage in any Competitive Business (as defined in Section 9(d) below), either on his own behalf or as an officer, director, stockholder, partner, principal, trustee, investor, consultant, associate, employee, owner, agent, creditor, independent contractor, co-venturer of any third party or in any other relationship or capacity.

(b) Executive hereby agrees that he will not, directly or indirectly, for or on behalf of himself or any third party, at any time during the Restricted Period (i) solicit any customers of the Corporation or (ii) solicit, employ or engage, or cause, encourage or authorize, directly or indirectly, to be employed or engaged, for or on behalf of himself or any third party, any employee or agent of the Corporation or any of its subsidiaries.

(c) This Section 9 shall not be construed to prevent Executive from owning, directly and indirectly, in the aggregate, an amount not exceeding one percent (1%) of the issued and outstanding voting securities of any class of any corporation whose voting capital stock is traded on a national securities exchange or in the over-the-counter market.

(d) The term "Restricted Period," as used in this Section 9, shall mean the period of Executive's actual employment hereunder plus twenty-four (24) months after the date Executive is no longer employed by the Corporation. The term "Restricted Area" as used in this Section 9 shall mean anywhere in the world. The term "Competitive Business" as used in this Agreement shall mean the design, manufacture, sale, marketing or distribution of products in the categories of products sold by, or under license from, the Corporation or any of its affiliates.

(e) The provisions of this Section 9 shall survive the termination of Executive's employment as provided hereunder.


Section 10. REASONABLENESS OF COVENANTS. Executive acknowledges that he has carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed upon him pursuant to Sections 8 and 9 hereof. Executive agrees that said restraints are necessary for the reasonable and proper protection of the Corporation and its subsidiaries and affiliates, and that each and every one of the restraints is reasonable in respect to subject matter, length of time, geographic area and otherwise. Executive further acknowledges that, in the event any provision of Sections 8 and 9 hereof shall be determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area, too great a range of activities or otherwise, such provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law.

Section  11.     MISCELLANEOUS.

     11.1 ENFORCEMENT OF COVENANTS. The parties hereto agree that Executive is obligated under this Agreement to render personal services during the Term of a special, unique, unusual, extraordinary and intellectual character, thereby giving this Agreement peculiar value, and in the event of a breach of any covenant of Executive herein, the injury or imminent injury to the value and goodwill of the Corporation's business could not be reasonably or adequately compensated in damages in an action at law. Executive therefore agrees that the Corporation, in addition to any other remedies available to it, shall be entitled to seek specific performance, preliminary and permanent injunctive relief or any other equitable remedy against Executive, without the posting of a bond, in the event of any breach or threatened breach by Executive of any provision of this Agreement (including, but not limited to the provisions of Sections 8 and 9). Without limiting the generality of the foregoing, if Executive breaches any provision of Section 8 or 9 hereof, such breach will entitle the Corporation to enjoin Executive from disclosing any confidential information to any competing business, to enjoin such competing business from receiving Executive or using any such confidential information, and/or to enjoin Executive from rendering personal services to or in connection with such competing business. The rights and remedies of the parties hereto are cumulative and shall not be exclusive, and each party shall be entitled to pursue all legal and equitable rights and remedies and to secure performance of the obligations and duties of the other under this Agreement, and the enforcement of one or more of such rights and remedies by a party shall in no way preclude such party from pursuing, at the same time or subsequently, any and all other rights and remedies available to it.

11.2 SEVERABILITY. The invalidity or partial invalidity of one or more provisions of this Agreement shall not invalidate any other provision of this Agreement. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

11.3 ASSIGNMENTS. Neither Executive nor the Corporation may assign or delegate any of their rights or duties under this Agreement without the express written consent of the other, except the Corporation may transfer its rights and duties in connection with a sale of all or substantially all of its assets or in connection with a business combination (subject to Section 5.5 hereof).

11.4 ENTIRE AGREEMENT; AMENDMENT. This Agreement constitutes and embodies the full and complete understanding and agreement of the parties with respect to Executive's employment by the Corporation, supersedes all prior understandings and agreements, whether oral or written, between Executive and the Corporation, and shall not be amended, modified or changed except by an instrument in writing executed by Executive and by an expressly authorized officer of the Corporation.

11.5 WAIVER. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

11.6 BINDING EFFECT. This Agreement shall inure to the benefit of, be binding upon and enforceable against, the parties hereto and their respective successors, heirs, beneficiaries and permitted assigns.

11.7 HEADING. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

11.8 NOTICES. Any and all notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, sent by registered or certified mail, return receipt requested, postage prepaid, or by private overnight mail service (e.g. Federal Express) to the party at the address set forth above or to such other address as either party may hereafter give notice of in accordance with the provisions hereof. Notices shall be deemed given on the sooner of the date actually received or the third business day after sending.

11.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to such State's conflicts of laws principles and each of the parties hereto irrevocably consents to the jurisdiction and venue of the federal and state courts located in the State of New York, County of New York.

11.10 COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

                                   SECURITY  INTELLIGENCE  TECHNOLOGIES,  INC.


                                   By:  /s/  Tom  Felice
                                        ----------------
                                   Name:   Tom  Felice
                                   Title:  Chief  Operating  Officer

                                   /s/  Ben  Jamil
                                   ---------------
                                   Ben  Jamil